SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21th floor

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.

Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp Announces the Quarterly Information ended June 30, 2005 with Special Review Report of Independent Auditors (A free translation of the original report in Portuguese containing Quarterly Information prepared in accordance with the accounting practices emanating from Brazil’s Corporation Law)" dated on October 27, 2005.

Quarterly Information

Telecomunicações de São Paulo S.A. -TELESP

Quarter ended June 30, 2005 with Special Review Report of Independent Auditors

(A free translation of the original report in Portuguese containing Quarterly Information prepared in accordance with the accounting practices emanating from Brazil’s Corporation Law)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

QUARTERLY INFORMATION

June 30, 2005

Contents

Review Report of Independent Auditors	1
Balance Sheets	2
Statements of Income	4
Notes to Quarterly Information	6
Management comments on consolidated performance	49

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

(A free translation of the original issued in Portuguese)

To the Board of Directors and Shareholders

Telecomunicações de São Paulo S.A. - TELESP

São Paulo - SP

1.

We have conducted a special review of the Quarterly Information (ITR) of Telecomunicações de São Paulo S.A and its subsidiaries for the quarter ended June 30, 2005, which comprised the balance sheets, statements of income, the performance report and other relevant information, prepared under responsibility of the Company’s management and in accordance with the accounting practices adopted in Brazil.

2.

Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Public Accountants - IBRACON, in conjunction with the Federal Accounting Council, mainly comprising: (a) inquiries of and discussions with the officials responsible for the Company’s Accounting, Financial and Operational areas, as to the main criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events that had or might have had relevant effects on the Company and its subsidiaries’ financial position and operations.

3.

Based on our special review, we are not aware of any relevant change that should be made to the above mentioned quarterly information, in order for it to be in conformity with the accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), specifically applicable to the preparation of quarterly information.

4.

The individual and consolidated balance sheets as of March 31, 2005, presented for comparative purposes and the individual and consolidated statements of income for the quarter ended March 31, 2005 were reviewed by other independent auditors, who issued an unqualified special review report dated May 2, 2005. The individual and consolidated statements of income for the quarter and six-month period ended June 30, 2004, also presented for comparative purposes, were reviewed by the same independent auditors, who issued an unqualified special review report dated July 26, 2004.

São Paulo (SP), July 22, 2005 ERNST & YOUNG Auditores Independentes S.S. CRC-2SP015199/O-6 Luiz Carlos Marques Accountant CRC-1SP147.693/O -5

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP BALANCE SHEETS June 30 and March 31, 2005 (In thousands of reais – R$) (A free translation of the original issued in Portuguese)

	Company		Consolidated

	06/30/05	03/31/05	06/30/05	03/31/05

Assets
Current assets	4,554,219	4,670,215	4,610,792	4,725,698

Cash and cash equivalents	499,349	690,911	541,152	743,971
Trade accounts receivable, net	2,734,019	2,846,822	2,754,269	2,857,437
Deferred and recoverable taxes	903,061	739,677	926,228	759,921
Inventories	85,009	88,965	85,866	90,336
Other recoverable amounts	108,780	114,278	110,520	115,851
Other	224,001	189,562	192,757	158,182

Non-current assets	845,732	767,937	947,186	868,338

Deferred and recoverable taxes	390,558	381,738	420,900	410,068
Escrow deposits	418,584	348,725	419,085	349,222
Other	36,590	37,474	107,201	109,048

Permanent assets	13,069,166	13,399,644	12,980,966	13,306,416

Investments	469,465	492,736	261,106	278,445
Property, plant and equipment, net	12,511,548	12,806,141	12,617,588	12,912,518
Deferred charges	88,153	100,767	102,272	115,453

Total assets	18,469,117	18,837,796	18,538,944	18,900,452

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP BALANCE SHEETS June 30 and March 31, 2005 (In thousands of reais – R$) (A free translation of the original issued in Portuguese)

	Company		Consolidated

	06/30/05	03/31/05	06/30/05	03/31/05

Liabilities and shareholders’ equity

Current liabilities	4,583,629	3,877,928	4,615,550	3,900,089

Loans and financing	322,433	392,272	325,727	396,446
Trade accounts payable	1,262,412	1,269,823	1,292,735	1,296,172
Taxes payable	1,194,523	958,415	1,213,035	972,515
Dividends and interest on capital	890,551	502,596	890,551	502,596
Reserve for contingencies	58,047	54,918	58,105	54,967
Payroll and related charges	145,348	121,392	150,898	125,605
Temporary losses on derivatives	344,287	229,797	346,164	230,737
Other	366,028	348,715	338,335	321,051

Non-current liabilities	3,186,432	3,069,606	3,206,868	3,092,631

Loans and financing	2,221,464	2,121,627	2,239,350	2,142,160
Taxes payable	24,249	25,171	24,249	25,171
Reserve for contingencies	858,069	827,054	858,222	827,235
Other	82,650	95,754	85,047	98,065

Deferred income	-	-	17,470	17,470

Shareholders’ equity	10,697,442	11,888,648	10,697,442	11,888,648

Capital	5,978,074	5,978,074	5,978,074	5,978,074
Capital reserves	2,745,529	2,745,386	2,745,529	2,745,386
Profit reserves	659,556	659,556	659,556	659,556
Retained earnings	1,314,283	2,505,632	1,314,283	2,505,632

Funds for capitalization	1,614	1,614	1,614	1,614

Total liabilities and shareholders’ equity	18,469,117	18,837,796	18,538,944	18,900,452

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
STATEMENTS OF INCOME
Quarter ended June 30, 2005 and 2004
(In thousands of reais – R$, except earnings per share)
(A free translation of the original issued in Portuguese)

	Company		Consolidated

	06/30/05	06/30/04	06/30/05	06/30/04

Telecommunications services	4,919,960	4,362,805	4,989,488	4,390,893
Revenue deductions	(1,429,889)	(1,214,042)	(1,456,425)	(1,219,965)

Net operating revenue	3,490,071	3,148,763	3,533,063	3,170,928
Cost of services provided	(1,893,337)	(1,764,261)	(1,923,796)	(1,771,646)

Gross profit	1,596,734	1,384,502	1,609,267	1,399,282
Operating expenses	(664,000)	(653,499)	678,073)	(669,659)

Selling	(414,248)	(355,909)	(425,569)	(376,116)
General and administrative	(206,438)	238,072)	(216,987)	(238,199)
Equity in subsidiaries	(19,234)	1,635	(12,852)	4,331
Other, net	(24,080)	(61,153)	(22,665)	(59,675)

Income from operations before financial
expenses, net	932,734	731,003	931,194	729,623
Financial expenses, net	(480,469)	(408,698)	(482,315)	(409,546)

	452,265	322,305	448,879	320,077
Nonoperating income, net	20,364	7,866	20,428	7,881

Income before taxes	472,629	330,171	469,307	327,958
Income and social contribution taxes	(163,978)	(107,814)	(160,656)	(105,601)
Reversal of interest on capital	359,000	295,800	359,000	295,800

Net income	667,651	518,157	667,651	518,157

Number of shares outstanding at the end
of quarter (in thousands)	493,592	493,592,279

Earning per thousand shares – R$	1.35264	0.00105

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
STATEMENTS OF INCOME
Six-month period ended June 30, 2005 and 2004
(In thousands of reais – R$, except earnings per share)
(A free translation of the original issued in Portuguese)

	Company		Consolidated

	06/30/05	06/30/04	06/30/05	06/30/04

Telecommunications services	9,643,159	8,860,225	9,770,623	8,911,312
Revenue deductions	(2,804,130)	(2,464,284)	(2,852,595)	(2,474,221)

Net operating revenue	6,839,029	6,395,941	6,918,028	6,437,091
Cost of services provided	(3,750,657)	(3,601,825)	(3,788,109)	(3,614,591)

Gross profit	3,088,372	2,794,116	3,129,919	2,822,500

Operating expenses	(1,309,895)	(1,346,035)	(1,354,505)	(1,379,144)

Selling	(798,483)	(741,909)	(838,820)	(785,911)
General and administrative	(404,301)	(474,324)	(428,499)	(477,529)
Equity in subsidiaries	(36,915)	(9,936)	(16,181)	3,123
Other, net	(70,196)	(119,866)	(71,005)	(118,827)

Income from operations before financial
expenses, net	1,778,477	1,448,081	1,775,414	1,443,356
Financial expenses, net	(581,934)	(490,240)	(586,763)	(491,980)

	1,196,543	957,841	1,188,651	951,376
Nonoperating income, net	28,721	17,055	29,108	17,102

Income before taxes	1,225,264	974,896	1,217,759	968,478
Income and social contribution taxes	(426,711)	(333,958)	(419,206)	(327,540)
Reversal of interest on capital	359,000	295,800	359,000	295,800

Net income	1,157,553	936,738	1,157,553	936,738

Number of shares outstanding at the end
of the six-month period (in thousands)	493,592	493,592,279

Earning per thousand shares – R$	2.34516	0.00190

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION June 30, 2005 (In thousands of reais, unless otherwise stated) (A free translation of the original issued in Portuguese)

1.	Operations and Background

	a)	Ownership control and operations

Telecomunicações de São Paulo S.A. - Telesp, hereinafter referred to as the “Company” or “Telesp”, is controlled by Telefónica S.A. that, as of June 30, 2005, holds directly and indirectly 84.71% of the common shares and 88.90% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs - level II) are traded on the New York Stock Exchange (NYSE).

The Company’s activities are regulated by Brazil’s telecommunications regulator (ANATEL), in accordance with the terms of the concession granted by the Brazilian Government.

The Company is a concessionaire of the fixed switch telephone service (STFC) in Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34 established in the General Concession Plan (PGO).

The STFC Concession Agreement in effect until December 31, 2005 may be renewed, upon the Concessionaire’s request, on a chargeable basis, only once for another 20 years, provided the Concessionaire meets the requirements of the agreement. The new agreement can contain new requirements and establish new universalization and quality targets, based on the conditions in force at the time of the renewal.

As provided for in the agreement, at June 30, 2003, the Company declared to Anatel an interest in the renewal of the concession. As such, as from January 1, 2006, Telesp will be governed by a concession agreement, which was submitted in 2002 to a Public Inquiry, showing the Company’s comments and pronouncements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

1.	Operations and Background (Continued)

	b)	Telecommunications service providers and subsidiaries

Assist Telefônica S.A.: this wholly-owned subsidiary is a closely-held company engaged primarily in providing the following services: technical assistance for installation, operation and maintenance of internal telephone, data and IT networks; value-added services, including those related to internet content, connection and access, as well as technology services and internet support; installation, operation and maintenance of internet, intranet and extranet solutions; sale, rent and maintenance of telecommunications and IT equipment and devices in general.

Aliança Atlântica Holding B.V.: this company headquartered in Amsterdam, Netherlands, is a 50-50 joint venture formed in 1997 between Telebrás and Portugal Telecom. With the spin-off of Telebrás in February 1998, Telebrás’ equity interest in Aliança Atlântica was transferred to the Company. Currently, 50% of Aliança Atlântica is owned by the Company and 50% by Telefónica S.A.

Companhia AIX de Participações: this company is engaged in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telesp holds 50% interest in this company.

Companhia ACT de Participações: on June 30, 2001, Telesp paid up an equity interest of 32% in this company. In November and December 2003, this company underwent a corporate restructuring process that increased Telesp equity interest to 50%.

Santo Genovese Participações Ltda.: on December 24, 2004, the Company acquired all the shares of Santo Genovese Participações Ltda., a limited liability company, which holds an equity interest in Atrium Telecomunicações Ltda., a company that provides telecommunication management services for corporate clients in Brazil (industries, companies and condominiums), internet and intranet services, and sale, rent and representation of telecommunication systems and related equipment.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

2.	Presentation of the Quarterly Information

The individual (Company) and consolidated interim financial statements have been prepared in accordance with Brazilian accounting practices, rules applicable to concessionaires of public telecommunications services, and accounting procedures and standards established by the Brazilian Securities Commission (CVM).

The consolidated interim financial statements include the accounts of the subsidiaries Assist Telefônica S.A. and Santo Genovese Participações Ltda. and of the jointly- owned subsidiaries Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações, which were fully or proportionally consolidated in accordance with CVM Instruction No. 247/96.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions have been eliminated.

The interim financial statements have been reclassified, when applicable, for comparability purposes, as shown in Note 22.

3.	Summary of Principal Accounting Practices

The interim financial statements as of June 30, 2005 have been prepared in accordance with the principles, practices and criteria consistently applied to the financial statements for the prior year and should be analyzed together with those financial statements.

4.	Cash and Cash Equivalents

	Company		Consolidated

	June 2005	March 2005	June 2005	March 2005

Cash and banks	8,477	8,489	19,842	21,484
Temporary cash investments	490,872	682,422	521,310	722,487

Total	499,349	690,911	541,152	743,971

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

5.	Trade Accounts Receivable, Net

				Company		Consolidated

				June 2005	March 2005	June 2005	March 2005

	Billed amounts			2,225,143	2,398,410	2,245,400	2,407,337
	Unbilled amounts			1,068,610	1,005,204	1,074,069	1,011,778

	Gross accounts receivable			3,293,753	3,403,614	3,319,469	3,419,115

	Allowance for doubtful accounts			(559,734)	(556,792)	(565,200)	(561,678)

	Total			2,734,019	2,846,822	2,754,269	2,857,437

	Current			2,141,749	2,249,726	2,139,116	2,246,687
	Past-due	–	1 to 30 days	462,164	461,554	473,383	470,643
	Past-due	–	31 to 60 days	130,677	129,905	136,658	132,466
	Past-due	–	61 to 90 days	64,215	65,101	66,186	66,099
	Past-due	–	91 to 120 days	31,316	34,659	33,044	35,766
	Past-due	–	more than 120 days	463,632	462,669	471,082	467,454

	Total			3,293,753	3,403,614	3,319,469	3,419,115

The Company has accounts receivable and payable under negotiation with Embratel –Empresa Brasileira de Telecomunicações S.A. (long-distance operator). Amounts receivable and payable are recorded based on estimates prepared by the Company; significant changes to such amounts are not expected. Amounts receivable under discussion with Embratel, in the amount of R$68,258 as of March 31, 2005, are shown as current in the table above.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

6.	Deferred and Recoverable Taxes

		Company		Consolidated

		June 2005	March 2005	June 2005	March 2005

	Withholding taxes	40,410	32,317	41,473	33,254
	Prepaid income tax	269,566	160,216	270,968	161,154
	Prepaid social contribution tax	97,025	56,006	97,371	56,031

	Deferred taxes	669,397	643,042	711,967	683,576

	Tax loss carryforwards – Income
	tax	-	-	22,245	20,762
	Tax loss carryforwards – Social
	contribution tax	-	-	8,009	7,475
	Reserve for contingencies	298,044	286,435	298,115	286,513
	Postretirement benefit plans	15,255	15,218	15,290	15,251
	Income tax on other temporary
	differences	261,837	251,021	270,815	259,982
	Social contribution tax on other
	temporary differences	94,261	90,368	97,493	93,593

	ICMS (state VAT) (*)	216,001	229,404	223,474	234,931
	Other	1,220	430	1,875	1,043

	Total	1,293,619	1,121,415	1,347,128	1,169,989

	Current	903,061	739,677	926,228	759,921
	Non current	390,558	381,738	420,900	410,068

(*)	Refers to tax credits derived from the purchase of fixed assets, available for offset in 48 months.

Deferred income and social contribution taxes

Considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable income discounted to present value based on a technical feasibility study, as provided for in CVM Instruction No. 371/2002, the Company estimates the realization of the deferred taxes as of June 30, 2005 as follows:

Year	Company	Consolidated

2005	200,390	211,627
2006	181,012	183,259
2007	65,292	71,342
2008	65,292	74,119
2009 and thereafter	157,411	171,620

Total	669,397	711,967

The recoverable amounts above are based on projections subject to changes in the future.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

7.	Other Reverable Amounts

		Company		Consolidated

		June 2005	March 2005	June 2005	March 2005

	Advances to employees	14,748	5,914	15,173	6,069
	Advances to suppliers	31,999	42,470	32,523	43,065
	Other recoverable amounts	62,033	65,894	62,824	66,717

	Total current	108,780	114,278	110,520	115,851

	The balance of other recoverable amounts comprises the amount of R$42,597 referring
	to recoverable FUST – Contribution for the Fund for Universal Access to
	pronouncement 280/2004 issued by Anatel. The tax credit realization is expected to
	occur in less than 12 months.

8.	Inventories

		Company		Consolidated

		June 2005	March 2005	June 2005	March 2005

	Consumption materials	97,233	102,089	97,280	102,138
	Resale items	109,382	122,963	110,432	129,360
	Public telephone prepaid cards	10,467	8,362	10,467	8,362
	Scraps	918	543	918	543
	Allowance for reduction to
	market value and obsolescence	(132,991)	(144,992)	(133,231)	(150,067)

	Total current	85,009	88,965	85,866	90,336

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

9.	Other

		Company		Consolidated

		June 2005	March 2005	June 2005	March 2005

	Prepaid expenses	106,442	85,540	104,123	82,395
	Receivables from Barramar S.A. (*)	-	-	73,772	75,138
	Intercompany receivables - current	102,425	105,836	70,336	75,327
	Onlending of foreign currency loans	3,620	4,098	3,620	4,098
	Tax incentives, net of allowance	411	411	411	411
	Amounts linked to National Treasury
	securities	8,640	8,449	8,640	8,449
	Receivables - sale of scraps	25,004	4,720	25,004	4,720
	Other assets	3,907	8,419	4,549	7,628

	Total	250,449	217,473	290,455	258,166

	Current	224,001	189,562	192,757	158,182
	Non current	26,448	27,911	97,698	99,984

	(*) Refer to receivables from Barramar S.A., recorded by Companhia AIX de Participações,
	net of allowance for doubtful accounts.

10.	Escrow Deposits

		Company		Consolidated

		June 2005	March 2005	June 2005	March 2005

	Civil litigation	39,619	37,416	39,655	37,452
	Tax litigation	292,529	232,483	292,890	232,841
	Labor claims	86,436	78,826	86,540	78,929

	Total non current	418,584	348,725	419,085	349,222

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

11.	Investments

		Company		Consolidated

		June 2005	March 2005	June 2005	March 2005

	Investments carried under the equity method	281,628	299,607	-	-

	Aliança Atlântica Holding B.V.	61,978	72,381	-	-
	Assist Telefônica S.A.	151,133	157,412	-	-
	Companhia AIX de Participações	68,491	69,789	-	-
	Companhia ACT de Participações	26	25	-	-

	Negative and positive goodwill on acquisition of
	investments	96,359	99,355	113,829	116,825

	Negative goodwill on acquisition of shares –
	Companhia AIX de Participações	(17,470)	(17,470)	-	-
	Goodwill on acquisition – Santo Genovese
	Participações Ltda.	119,820	119,820	119,820	119,820
	Amortization of goodwill – Santo Genovese
	Participações Ltda.	(5,991)	(2,995)	(5,991)	(2,995)

	Investments carried at cost	91,478	93,774	147,277	161,620

	Portugal Telecom	75,362	75,362	131,161	143,209
	Other companies	26,840	29,136	26,840	29,135
	Other investments	3,359	3,359	3,359	3,359
	Tax incentives	15,164	15,164	15,164	15,164
	Allowance for losses	(29,247)	(29,247)	(29,247)	(29,247)

	Total	469,465	492,736	261,106	278,445

The negative goodwill on the acquisition of shares of Companhia AIX de Participações recorded by the Company was allocated to Deferred Income in the consolidated balance sheet, according to Art.26 of CVM Instruction No. 247/96.

Investment acquisition - Santo Genovese Participações Ltda.

On December 24, 2004, the Company acquired control of Santo Genovese Participações Ltda., parent company of Atrium Telecomunicações Ltda. (“Atrium”), which is engaged in telecommunication services management.

Santo Genovese Participações Ltda. (“Santo Genovese”) is a holding company which holds 99.99% of Atrium as its only assets. The acquisition price was R$113,440.

Such operation will allow extending the offer of higher value-added services in the domestic market, through the management of the rendering of telecommunication services.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

11.	Investments (Continued)

The goodwill, based on Atrium’s future profitability, is calculated as follows:

Amounts

Acquisition price	113,440
Acquisition costs	2,435
( - ) Book value of investment	(3,945)

Total goodwill	119,820

The principal financial information on the subsidiaries as of June 30, 2005 and March 31, 2005 is as follows:

	June 2005

	Aliança	Assist	Companhia	Companhia	Santo
	Atlântica	Telefônica	AIX	ACT	Genovese (a)

Paid-up capital	113,834	254,000	460,929	1	51,850
Capital reserves	-	-	-	-	450
Retained earnings
(accumulated deficit)	10,122	(102,867)	(323,948)	50	(61,180)

Shareholders’ equity	123,956	151,133	136,981	51	(8,880)

Shares (million)
Number of subscribed
and paid-up shares	88	367,977	298,562	1,000	51,850
Number of common
shares owned	44	367,977	149,281	500	51,850
Ownership percentage	50%	100%	50%	50%	100%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

11.	Investments (Continued)
		March 2005

		Aliança	Assist	Companhia	Companhia	Santo
		Atlântica	Telefônica	AIX	ACT	Genovese (a)

	Paid-up capital	138,413	254,000	460,929	1	51,850
	Capital reserves	-	-	-	-	450
	Retained earnings
	(accumulated deficit)	6,349	(96,588)	(321,351)	50	(59,926)

	Shareholders’ equity	144,762	157,412	139,578	51	(7,626)

	Shares (million)
	Number of subscribed and
	paid-up shares	88	367,977	298,562	1,000	51,850
	Number of common
	shares owned	44	367,977	149,281	500	51,850
	Ownership percentage	50%	100%	50%	50%	100%

a)	The Company recorded a provision for shareholders’ deficit in the amount of R$8,880 (R$7,626 as of March 31, 2005), under the caption “Other liabilities”.

			June 2005				June 2004

Santo
	Aliança	Assist		Cia ACT	Genovese	Aliança	Assist
	Atlântica	Telefônica	Cia AIX	(c)	(b) (c)	Atlântica	Telefônica	Cia AIX

Net profit (loss) in the
period	4,909	(15,062)	(6,385)	1	(4,934)	3,970	(12,812)	(4,464)

b)

Santo Genovese’s loss includes the result of December 2004, because the consolidated balance sheet for 2004 was prepared based on Santo Genovese’s balance sheet as of November 2004. The current consolidated balance sheet has been prepared with the same month basis.

c)	Companhia ACT de Participações and Santo Genovese Participações Ltda. were consolidated from December 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

11.	Investments (Continued)

The Company’s equity in subsidiaries is as follows:

			June 2005	June 2004

Aliança Atlântica			(13,726)	5,108
Assist Telefônica			(15,062)	(12,812)
Companhia AIX de Participações			(3,193)	(2,232)
Santo Genovese Participações Ltda.			(4,934)	-

			(36,915)	(9,936)

12. Property, Plant and Equipment, Net

	Company

		June 2005			March 2005

	Annual
	depreciation	Cost	Accumulated	Net book	Cost	Accumulated	Net book
	%		depreciation	value		depreciation	value

Property, plant and equipment in service		38,287,016	(26,140,361)	12,146,655	38,002,562	(25,518,186)	12,484,376

Switching and transmission equipment	12.50	15,616,085	(11,881,161)	3,734,924	15,503,214	(11,598,591)	3,904,623
Transmission equipment, overhead,
underground and building cables,
teleprinters, PABX, energy equipment and
furniture	10.00	11,343,823	(8,088,546)	3,255,277	11,316,598	(7,945,177)	3,371,421
Transmission equipment - modems	20.00	574,550	(430,313)	144,237	559,093	(404,516)	154,577
Underground and undersea cables, poles and
towers	5.00 to 6.67	389,188	(206,932)	182,256	388,883	(203,112)	185,771
Subscriber, public and booth equipment	12.50	1,871,391	(1,089,103)	782,288	1,840,791	(1,041,904)	798,887
IT equipment	20.00	470,279	(401,653)	68,626	465,948	(392,326)	73,622
Buildings and underground cables	4.00	6,343,427	(3,285,564)	3,057,863	6,322,154	(3,232,555)	3,089,599
Vehicles	20.00	47,793	(35,781)	12,012	47,406	(35,738)	11,668
Land	-	257,645	-	257,645	258,185	-	258,185
	10.00 to
Other	20.00	1,372,835	(721,308)	651,527	1,300,290	(664,267)	636,023

Property, plant and equipment in progress	-	364,893	-	364,893	321,765	-	321,765

Total		38,651,909	(26,140,361)	12,511,548	38,324,327	(25,518,186)	12,806,141

Average annual depreciation rates - %		10.55			10.55

Assets fully depreciated		13,116,022			12,698,535

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

12. Property, Plant and Equipment, Net (Continued)

	Consolidated

		June 2005			March 2005

	Annual
	depr. rates	Cost	Accumulated	Net book value	Cost	Accumulated	Net book value
	%		depreciation			depreciation

Property, plant and equipment in service		38,447,312	(26,196,612)	12,250,700	38,150,646	(25,567,923)	12,582,723

Switching and transmission equipment	12.50	15,619,450	(11,881,447)	3,738,003	15,503,264	(11,598,592)	3,904,672
Transmission equipment, overhead,
underground and building cables,
teleprinters, PABX, energy equipment and
furniture	10.00	11,361,151	(8,090,128)	3,271,023	11,327,731	(7,946,378)	3,381,353
Transmission equipment - modems	20.00	594,431	(440,227)	154,204	578,025	(413,312)	164,713
Underground and undersea cables, poles and
towers	5.00 to 6.67	402,220	(207,862)	194,358	401,915	(203,810)	198,105
Subscriber, public and booth equipment	12.50	1,871,397	(1,089,106)	782,291	1,840,797	(1,041,907)	798,890
IT equipment	20.00	480,163	(404,952)	75,211	469,348	(394,466)	74,882
Buildings and underground cables	4.00	6,343,478	(3,285,581)	3,057,897	6,322,205	(3,232,571)	3,089,634
Vehicles	20.00	48,279	(35,888)	12,391	47,745	(35,846)	11,899
Land	-	257,686	-	257,686	258,225	-	258,225
	10.00 to
Other	20.00	1,469,057	(761,421)	707,636	1,401,391	(701,041)	700,350

Property, plant and equipment in progress	-	366,888	-	366,888	329,795	-	329,795

Total		38,814,200	(26,196,612)	12,617,588	38,480,441	(25,567,923)	12,912,518

Average annual depreciation rates - %		10.59			10.58

Assets fully depreciated		13,118,096			12,699,731

Returnable assets

Pursuant to the Concession Agreement, all assets pertaining to the Company’s equity and indispensable to the provision of the services described in said agreement are considered returnable and are part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the Concession Agreement. As of June 30, 2005, the net book value of such returnable assets is estimated at R$9,607,947 (9,953,474 as of March 31, 2005), comprised of switching and transmission equipment, public use terminals, external network equipment, energy equipment, and system and operation support equipment.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

13. Deferred Charges

Deferred charges as of June 30 and March 31, 2005 are as follows:

	Company		Consolidated

	June 2005	March 2005	June 2005	March 2005

Pre-operating expenses	20,456	23,245	26,472	29,499

Cost	55,788	55,788	65,279	65,279
Accumulated amortization	(35,332)	(32,543)	(38,807)	(35,780)

Merged goodwill – Ceterp S.A.	13,276	21,287	13,276	21,287

Cost	187,951	187,951	187,951	187,951
Accumulated amortization	(174,675)	(166,664)	(174,675)	(166,664)

Goodwill on acquisition of the IP
network	54,421	56,235	54,421	56,235

Cost	72,561	72,561	72,561	72,561
Accumulated amortization	(18,140)	(16,326)	(18,140)	(16,326)

Other	-	-	8,103	8,432

Cost	-	-	12,059	12,059
Accumulated amortization	-	-	(3,956)	(3,627)

Total	88,153	100,767	102,272	115,453

Pre-operating expenses refer to costs incurred in the pre-operating stage of long-distance services; amortization began in May 2002, over a period of 60 months.

The goodwill paid on the acquisition of Ceterp S.A. is presented in deferred charges due to that company’s merger on November 30, 2000. This goodwill, based on the expectation of future profitability, is being amortized over 60 months.

The goodwill on acquisition of the IP network in December 2002 refers to the acquisition of the assets for the Switched IP and Speedy Link services of Telefônica Empresas S.A. The portion considered as goodwill and recorded in deferred charges corresponds to the customer portfolio of the business. According to an appraisal report, the economic grounds of the goodwill is the expected future profitability, for an amortization period of 120 months.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

14.	Loans, Financing and Debentures

	Consolidated				Balance as of June 2005

			Annual
		Currency	interest rate	Maturity	Current	Long-	Total
			%			term

	Mediocrédito	US$	1.75%	2014	7,525	56,555	64,080
	CIDA	CAN$	3.00%	2005	1,361	-	1,361
			6% + 3.75%
	Loans in local currency	R$	spread and	Through	2,977	846	3,823
			CDI + 0.40%	2006
			per month
	Loans in foreign			Through
	currency			2009	290,387	681,949	972,336
	Debentures		103.50% of	Through	23,477	1,500,000	1,523,477
		R$	CDI	2007

	Total				325,727	2,239,350	2,565,077

	Consolidated				Balance as of March 2005

			Annual
			interest rate			Long-
		Currency	%	Maturity	Current	term	Total

	Mediocrédito	US$	1.75%	2014	8,218	64,154	72,372
	CIDA	CAN$	3.00%	2005	1,566	-	1,566
			6% + 3.75%
	Loans in local		spread and	Through
	currency		CDI + 0.40%	2006	3,486	1,339	4,825
		R$	per month
	Loans in foreign			Through
	currency			2009	360,641	576,667	937,308
	Debentures	R$	103.50% of	through	22,535	1,500,000	1,522,535
			CDI	2007

	Total				396,446	2,142,160	2,538,606

	Loans in foreign currency are as follows:

						Balance as of
	Consolidated	Currency	Interest rate	Principal	Interest	June 2005

			3.00% to
	Resolution 2770	USD	6.90%	469,998	9,200	479,198
	“Untied Loan” – JBIC	JPY	Libor + 1.25%	473,090	2,692	475,782
	DEG – Deutsche Investitions	USD	Libor + 6%	15,865	1,491	17,356

				958,953	13,383	972,336

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

14.	Loans, Financing and Debentures (Continued)

						Balance as of
	Consolidated	Currency	Interest rate	Principal	Interest	March 2005

2.00% to
	Resolution 2770	USD	6.90%	312,021	13,739	325,760
	Resolution 2770	JPY	1.40%	22,126	-	22,126
8.62% to
	Debt assumption	USD	27.50%	8,611	4,356	12,967
Libor +
	Untied Loan – JBIC	JPY	1.25%	555,257	1,316	556,573
	DEG – Deutsche
	Investitions	USD	Libor + 6%	17,997	1,885	19,882

				916,012	21,296	937,308

Loans and financing with Mediocrédito are guaranteed by the Federal Government.

Long-term debt maturities

Year	Amount

2006	56,946
2007	1,629,241
2008	409,151
2009	112,200
Thereafter	31,812

Total	2,239,350

Debentures

On September 3, 2004, the Company announced a Securities Distribution Program (“Program”) and, under the Program, the first issue of Telesp debentures (“Offering”). The Program amounts to R$3.0 billion for a period of two years from the filing with the CVM on October 15, 2004, and contemplates the issuance of simple nonconvertible debentures, unsecured or subordinated, and/or promissory notes. The Offering consisted of the issue of 150,000 simple nonconvertible unsecured debentures, with a face value of R$10, in the total amount of R$1,500,000, of a single series, maturing on September 1, 2010 (six years). The debentures bear interest with quarterly payments, equivalent to 103.5% of the DI (interbank deposit) average daily rate calculated and published by the CETIP (Clearing House for the Custody and Financial Settlement of Securities).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

14.	Loans, Financing and Debentures (Continued)

The adjustment to the interest rate of debentures is estimated for September 1, 2007. On a conservative basis, the Company included, in the consolidated schedule of long- term debt maturities shown above, the principal of the debentures in the year 2007, date of adjustment of interest rates.

15.	Taxes Payable

		Company		Consolidated

		June 2005	March 2005	June 2005	March 2005

	Taxes on income
	Income tax	351,678	211,252	351,854	212,436
	Social contribution tax	126,996	76,119	127,061	76,549

	Deferred taxes
	Income tax	19,582	20,260	19,582	20,260
	Social contribution tax	7,048	7,292	7,048	7,292

	Indirect taxes
	ICMS (state VAT)	621,898	586,560	634,604	593,228
	PIS and COFINS (taxes on	70,733	65,464	74,000	69,383
	revenue)
	Other	20,837	16,639	23,135	18,538
	Total

		1,218,772	983,586	1,237,284	997,686

	Current	1,194,523	958,415	1,213,035	972,515
	Non current	24,249	25,171	24,249	25,171

16.	Payroll and Related Charges

		Company		Consolidated

		June 2005	March 2005	June 2005	March 2005

	Salaries and fees	17,800	22,374	19,167	23,259
	Payroll charges	79,265	66,276	82,772	68,845
	Accrued benefits	3,768	3,452	3,809	3,736
	Employee profit sharing	44,515	29,290	45,150	29,765

	Total	145,348	121,392	150,898	125,605

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

17.	Consignments on Behalf of Third Parties

		Company		Consolidated

		June 2005	March 2005	June 2005	March 2005

	Collateral for deposits	1,853	1,899	1,853	1,899
	Amounts charged to users	95,896	91,287	86,146	81,369
	Retentions	67,663	79,214	68,634	80,121
	Other consignments	1,138	1,601	1,138	1,601

	Total	166,550	174,001	157,771	164,990

18.	Dividends and Interest on Own Capital

		Company/Consolidated

		June 2005	March 2005

	Interest on own capital	503,050	198,954

	Telefônica Internacional S.A.	203,825	-
	SP Telecomunicações Holding Ltda.	63,428	-
	Minority shareholders	235,797	198,954

	Dividends	387,501	303,642

	Minority shareholders	387,501	303,642

	Total	890,551	502,596

	The interest on own capital and dividends payable to minority shareholders refer to
	declared but unclaimed amounts.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

19. Provision for Contingencies

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized reserves for those cases in which an unfavorable outcome is considered probable and prudently for certain cases with possible risk of loss, as follows:

	Nature

Consolidated	Labor	Tax	Civil	Total

Balances as of March 31, 2005	290,553	551,342	40,307	882,202

Additions	13,165	2,843	9,447	25,455
Write-offs	(8,876)	(2,181)	(1,598)	(12,655)
Monetary restatement	10,300	10,346	679	21,325

Balances as of June 30, 2005	305,142	562,350	48,835	916,327

Current	34,346	16,198	7,561	58,105
Non current	270,796	546,152	41,274	858,222

19.1 Labor contingencies

The Company has various labor contingencies and recorded a provision of R$305,142, consolidated, to cover probable losses. The amounts involved and respective degrees of risk are as follows:

	Amount Involved

Risk	Telesp	Assist	Total

Remote	1,806,650	3,595	1,810,245
Possible	94,317	-	94,317
Probable	304,945	197	305,142

Total	2,205,912	3,792	2,209,704

These contingencies involve a number of lawsuits, mainly related to salary differences, salary equalization, overtime, employment relationship with employees of outsourced companies and hazardous duty premium, among others.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

19.	Provision for Contingencies (Continued)

19.2 Tax contingencies

		Amount Involved

Risk	Telesp	Assist	Total

Remote	1,476,409	-	1,476,409
Possible	1,111,447	11,940	1,123,387
Probable	562,350	-	562,350

Total	3,150,206	11,940	3,162,146

Based on the assessment of the Company’s legal counsel and management, a reserve amounting to R$562,350 was recorded as of June 30, 2005. The principal tax contingencies, assessed as remote, possible and probable risk, are as follows:

  Claims by the National Institute of Social Security (INSS), amounting to R$795,271, referring to:

a)

Legal proceedings for the collection of Workers’ Compensation Insurance (SAT) and joint liability of the Company for payment of social security contributions allegedly not made by contractors, considered possible risk, in the amount of R$277,252. Based on a partially unfavorable court decision, management decided to provide for R$96,904 relating to the portion of the total amount for which the likelihood of loss is probable.

b)

Discussion regarding social security contribution on certain amounts paid for compensation of salary losses resulting from economic plans (“Plano Verão” and “Plano Bresser”), in the approximate amount of R$128,470 for which an unfavorable outcome is considered possible. Based on higher court decisions and an unfavorable court decision in a similar case involving another company of the group, the Company’s management decided to provide for R$89,872 to cover potential losses, despite the legal counsel’s classification of possible risk.

c)

Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) on the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of approximately R$53,090, considered as possible risk. These lawsuits are in the 1st lower court and at the last administrative level, respectively. No provision was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

19.	Provision for Contingencies (Continued)

	19.2	Tax contingencies(Continued)

		d)	Notification demanding social security contributions for joint liability in 1993, in the amount of approximately R$174,477, for which the risk is considered possible. This process is at the 2nd administrative level. No provision was made based on the risk classification of this matter.

		e)	Legal proceedings imposing fines of R$161,982 for payment of dividends when the Company had allegedly a debt to the INSS. No provision was made for the balance, for which the likelihood of loss is deemed possible. This process is at the 2nd administrative level. No provision was made based on the risk classification of this matter.

Claims by the Finance Secretary of the State of São Paulo, totaling R$718,161, referring to:

		f)	Tax assessments on October 31 and December 13, 2001, related to ICMS (state VAT) allegedly due on international long-distance calls, amounting to approximately R$18,887 for November and December 1996 and amounting to R$140,747 from January 1997 to March 1998, at the second administrative level, assessed as possible risk, and R$172,036 for the period from April 1998 to December 1999, at the second administrative level, assessed as remote risk.

No provision was recorded based on the risk classification of these matters.

		g)	Tax assessment on February 29, 2000 demanding payment of the ICMS allegedly due on cell phone activation tariff in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$270,424, assessed as remote risk. The claim is at the 1st administrative level. No provision was recorded based on the risk classification of this matter.

		h)	Tax assessment on July 2, 2001 demanding the difference in ICMS paid without late-payment fine, amounting to R$5,517, assessed as possible risk.

The claim is at the higher court. No provision was recorded based on the risk classification of this matter.

		i)	Tax assessment notice related to the untimely used credits in the period from January to April 2002, in the amount of R$28,806, for which the risk is considered possible. The claim is at the 2nd administrative level. No provision was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

19.	Provision for Contingencies (Continued)

	19.2	Tax contingencies (Continued)

		j)	Tax assessment notice related to the use of ICMS credits on acquisition of consumption materials, in the amount of R$10,512, for which the risk is considered possible. The claim is at the 2nd administrative level. No provision was recorded based on the risk classification of this matter.

		k)	Tax assessment notice related to the non-reversal of ICMS credits in proportion to tax-exempt and non-taxed sales and services in the period from January 1999 to June 2000, in addition to an ICMS credit unduly taken in March 1999. The total amount involved is R$59,356. The risk is considered possible by legal counsel. The claim is at the 2nd administrative level. No provision was recorded based on the risk classification of this matter.

		l)	Notifications of around R$7,762 regarding the former Ceterp’s loss of the tax benefit established by State Decree No. 48237/03, due to underpayment for an error in the calculation of the debt, assessed as possible risk. The claim is at the 2nd administrative level. No provision was recorded based on the risk classification of this matter.

		m)	Tax collection lawsuits demanding about R$4,114 of ICMS differences for the period from May 1999 to June 2003. The Company is gathering the documents to prove that the amounts have been effectively paid. Guarantee is being provided and defense is being prepared for presentation in the lower court. The risk is assessed as possible. No provision was recorded based on the risk classification of this matter.

Litigation at the Federal and Municipal levels in the amount of R$361,144:

		n)	The Company filed a lawsuit challenging the increase of the COFINS and PIS (taxes on revenue) tax basis (COFINS until February 2004 tax basis and PIS until November 2002 tax basis), requiring the inclusion of financial and securitization income and exchange gains, instead of only operating revenues.

Despite the injunction obtained suspending the change in the calculation method and the risk assessed as possible, the Company recognized a provision of R$246,931, in case it receives an unfavorable judgment.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

19.	Provision for Contingencies (Continued)

	19.2	Tax contingencies (Continued )

		o)	FINSOCIAL, currently COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, which resulted in tax credits from overpayments. These credits were offset by CTBC (company merged into the Company in November 1999) against current amounts of COFINS due. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$15,843, considered as a possible loss. The claim is at the higher court. No provision was recorded based on the risk classification of this matter.

		p)	Litigation contesting the levy of corporate income tax, social contribution tax, PASEP and COFINS on telecommunications services of Centrais Telefônicas de Ribeirão Preto S.A. - CETERP, merged in November 2000, based on paragraph 3 of Article 155 of the Federal Constitution, according to which, with the exception of ICMS (state VAT) and taxes on exports and imports, no other taxation applies to services. The Company assesses this case as probable loss and has recorded a reserve of R$70,344. The claim is in the higher court.

		q)	Lawsuit seeking a court decision declaring the nonexistence of a legal tax relationship between Telesp and the Federal Government, the defendant, that would require the Company to pay the Federal Economic Intervention Contribution (CIDE) on remittances to be made based on contracts with foreign residents, since the unconstitutionality of said tax is clear. The lawsuit also seeks offset against other taxes payable, in the amount of R$2,190, monetarily restated, related to the CIDE payment made in March 2002. The Company made an escrow deposit of R$2,178 related to the remittance made on October 18, 2002. Despite the risk considered to be possible, the Company recognized a reserve for the unpaid amounts, in the amount of R$12,508. The claim is at the lower court.

		r)	Tax collection claim demanding differences regarding income tax, based on DCTF’s (Declaration of Federal Tax Credits and Debits) for the first half of 1999, amounting to approximately R$4,915, assessed as possible risk. These claims are at the 1st administrative level and no provision was recorded based on the risk classification.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

19.	Provision for Contingencies (Continued)

	19.2	Tax contingencies(Continued)

		s)	At the municipal level, the Company has contingencies related to the IPTU (municipal real estate tax), ISS (municipal service tax), fine and interest in the amount of R$1,626, which have all been accrued due to the existence of favorable and unfavorable decisions regarding this matter.

		t)	The Municipal Government of São Paulo assessed the Company, alleging differences in the payment of the ISS (municipal service tax), a fine of 20% not paid in the amount of R$8,977. No reserve has been recorded for this contingency, since the attorneys responsible for this case believe that the risk is possible. The claim is at the second administrative level.

There are other contingencies that have also been accrued, in the amount of R$44,165, for which the risk is assessed by management as probable.

	19.3	Civil contingencies

	Amount involved

Risk	Telesp	Assist	Total

Remote	1,422,274	1,736	1,424,010
Possible	756,120	154	756,274
Probable	48,821	14	48,835

Total	2,227,215	1,904	2,229,119

These contingencies assessed as possible risk involve various matters unacknowledged title to telephone line, indemnity for material and personal damages, and other, in the amount of approximately R$110,070.

In addition, the Company is also involved in civil class actions related to the Community Telephone Plan (PCT), where the telephone expansion plan buyers who did not receive shares in return for their financial investments seek an indemnity, in the municipalities of Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$391,249. The risks involved were assessed as possible by legal counsel. The claims are in the higher court.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

19.	Provision for Contingencies (Continued)

	19.3	Civil contingencies (Continued)

The Association of the Participants of the Sistel in the State of São Paulo - ASTEL moved against the Company, Fundação Sistel de Seguridade Social and others, a class action questioning subjects related to the Plan of Medical Assistance for Retirees - PAMA, considering in synthesis: (i) prohibition of the collection of contribution of the retirees included in the PAMA; (ii) the registration in the PAMA of the retirees and assisted people whose registrations were suspended for insolvency; (iii) reevaluation of the economic necessities of the PAMA; (iv) restoration of the basis of incidence of the contributions on the total and gross amount of the payroll of all the employees of the company; (v) reaccreditation of all the hospitals, clinics, laboratories and doctors disaccredited by Sistel and (vi) review of the accounting distribution of shareholders´ equity. At the moment it is not possible to estimate the amount involved in this claim. Company Management, based on the opinion of its legal council, assess this suit as a possible risk. Based on the risk classification, no provision was recorded.

20.	Other Liabilities

	Company		Consolidated

	June 2005	March 2005	June 2005	March 2005

Provision for post-retirement benefit plans
(Note 31)	44,867	44,759	44,972	44,855
Advances from customers	60,138	48,051	60,138	48,051
Amounts to be refunded to subscribers	33,896	35,586	32,191	30,951
Installments payable – acquisition of
Santo Genovese
Participações Ltda. (Atrium
Telecomunicações Ltda.)	6,160	5,594	6,160	5,594
Subsidiaries’ shareholders’ deficit (Santo
Genovese
Participações Ltda.)	8,880	7,626	-	-
Other	48,400	40,071	58,224	50,562

Total	202,341	181,687	201,685	180,013

Current	133,414	117,441	130,365	113,343
Non current	68,927	64,246	71,320	66,670

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

21.	Shareholders’ Equity a) Capital

Capital as of June 30 and March 31, 2005 is R$5,978,074. Subscribed and paid-up capital is represented by shares without par value, as follows:

Common shares	165,320,206
Preferred shares	328,272,072

Total shares	493,592,278

Book value per share – R$	21.67

Preferred shares are nonvoting but have priority in the reimbursement of capital and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6404/76, with wording of Law No. 10303/01.

Grouping of shares

On February 22, 2005, the Company, represented by the Board of Directors, following Instruction CVM 358 dated January 3, 2002, published a significant event notice and on May 11, 2005, submitted a proposal for grouping the totality of the shares representing the Company´s capital at the Extraordinary Shareholders´ Meeting, as provided for in article 12 of Law No. 6404, dated December 15, 1976.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

21.	Shareholders’ Equity (Continued)

	a)	Capital (Continued)

Grouping of shares

The proposal for grouping the totality of the former 165,320,206,602 (one hundred and sixty-five billion, three hundred and twenty million, two hundred and six thousand, six hundred and two) common shares and 328,272,072,739 (three hundred and twenty-eight billion, two hundred and seventy-two million, seventy-two thousand, seven hundred and thirty-nine) preferred shares representing the Company´s capital was unanimously approved in voting, as provided for in article 12 of Law No. 6404/76, at a ratio of 1,000 (one thousand) existing shares to 1 (one) of the related type, with no capital reduction, resulting in 493,592,278 shares, 165,320,206 of which are common and 328,272,072 preferred. The authorized capital limit will now be of 700,000,000 common or preferred shares.

The Company shareholders were granted the period from May 12, 2005 to June 24, 2005 to adjust, at their free and exclusive discretion, their shareholding positions, by type, in multiple lots of 1,000 (one thousand) shares, by means of negotiation via brokerage firms authorized to operate on the São Paulo Stock Exchange (BOVESPA), as well as so that the measures with the Securities and Exchange Commission – SEC may be taken. As from June 27, 2005, the representative shares of the Company´s capital are being traded exclusively by group and by unit quotation.

The shares of the remaining fractions of the grouping were sold in their entirety in a BOVESPA auction on July 15, 2005. The net value obtained with the sale of shares in the auction were made available to the related shareholder, after the conclusion of the auction, as per significant event notice published on July 21, 2005.

As from June 27, 2005 each ADR represents 1 (one) preferred share.

	b)	Dividends and interest on shareholders´ equity

On April 2 and 4, 2005, the Company published a statement of interim dividends and interest on shareholders´ equity for 2005, determined in the Board of Directors´ meeting held on April 1, 2005, following the General Shareholders´ meeting:

Interim dividends – 2005 financial year

The Company declared interim dividends in the amount of R$1,500,000 (one billion, five hundred million reais) based on retained earnings from the previous balance sheet, as per article 28 of the Company bylaws and articles 204 and 205 of Law No. 6404/76.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

21.	Shareholders’ Equity (Continued) b) Dividends and interest on shareholders’ equity (Continued)

Type of share	Common	Preferred (*)

Value per lot of a thousand shares – R$	2.849438	3.134382

(*) 10% greater than for each common share, as per article 7 of the Company bylaws.

The interim dividends will be attributed to the minimum mandatory dividends for the 2005 financial year, following the General Shareholders´ Meeting, in accordance with article 28 of the Company bylaws.

The payment of these dividends began on April 20, 2005 to common and preferred shareholders included in the Company records at the end of April 1st, 2005.

Interest on shareholders´ equity – 2005 financial year

The Company declared interest on shareholders´ equity in the amount of R$359,000 (three hundred and fifty-nine million reais), withholding income tax at a 15% rate, resulting in net interest of R$305,150 (three hundred and five million, one hundred and fifty thousand reais), in accordance with article 9 of Law No. 9249/95 and CVM Resolution No. 207/96.

	Immune or exempt	Income tax	Corporate entities
Amount per lot of thousand	corporate entities (gross	withheld at source	and individuals
shares (R$)	amount)	(15%)	(net amount)

Common shares	0.681965	0.102294	0.579670
Preferred shares (*)	0.750162	0.112524	0.637637

(*)10% greater than for each common share, as per article 7 of the Company bylaws.

The credits to the corresponding shareholders were recorded in the Company´s book records on April 30, 2005, individually by shareholder, based on the share position at the end of April 29th , 2005, and the payment of such interest will be made until the end of the 2005 financial year.

As provided for in article 29 of the Company bylaws, interest on shareholders´ equity may be attributed to the 2005 minimum mandatory dividends. Shareholders immune or exempt from income tax will receive the credits by their gross amounts, as per current legislation, evidencing such conditions, pursuant to shareholders´ notice published on April 2 and 4, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

22.	Operating Revenue, Net

		Company		Consolidated

		June 2005	June 2004	June 2005	June 2004

	Subscription (i)	2,756,575	2,345,702	2,756,203	2,345,702
	Activation	41,425	46,139	41,425	46,139
	Local service	1,511,336	1,523,138	1,511,336	1,523,138

	Domestic long distance	1,572,388	1,444,285	1,572,388	1,444,285

	Intraregional	1,160,940	1,082,709	1,160,940	1,082,709
	Interregional	411,448	361,576	411,448	361,576

	International long distance	65,750	51,280	65,750	51,280
	Network	2,025,558	2,017,016	2,025,558	2,017,016
	Use of network (i)	381,248	396,718	381,248	396,718
	Public telephones	210,247	160,285	210,247	160,285
	Business communication	607,537	413,022	603,498	413,154
	Assignment of means (i)	195,621	191,408	195,621	191,408
	Other (i)	275,474	271,232	407,349	322,187

	Gross operating revenue	9,643,159	8,860,225	9,770,623	8,911,312

	Taxes on gross revenue	(2,540,000)	(2,397,821)	(2,584,730)	(2,407,758)

	ICMS (state VAT)	(2,168,181)	(2,069,331)	(2,198,366)	(2,070,985)
	PIS and COFINS (taxes on revenue)	(359,038)	(326,198)	(371,547)	(332,537)
	ISS (municipal service tax)	(12,781)	(2,292)	(14,775)	(4,235)
	IPI (federal value-added tax)	-	-	(42)	(1)

	Discounts	(264,130)	(66,463)	(267,865)	(66,463)

	Net operating revenue	6,839,029	6,395,941	6,918,028	6,437,091

(i)

For the better presentation of Operating Revenue to the market and regulating agency, ANATEL, the Company made reclassifications in the amounts of March 2004. The main reclassifications were made in the captions “subscription”, “use of network”, ”assignment of means” and “other”.

On June 30, 2005, through Acts No.51300 and 51301, ANATEL approved tariff adjustment percentages for fixed-switch telephone service (STFC), based on the criteria established in the local and domestic long-distance concession contracts, effective July 3, 2005, Average increases were as follows:

Local: 7.27% Long distance: 2.94%

Network usage fee for local interconnection (TU-RL): (-13.32%) Network usage fee for long distance interconnection (TU-RIU): 2.94%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

22.	Operating Revenue, Net (Continued)

On June 29, 2004, through Acts No. 45011 and 45012, ANATEL approved tariff adjustment percentages for fixed-switch telephone service (STFC), based on the criteria established in the local and domestic long-distance concession contracts, effective July 2, 2004, except for Region 32 (former CETERP), effective from July 3, 2004. On July 2, approved percentages were applied on tariff bases determined by injunction. Average adjustments were the following:

Local: 6.89% Long-distance: 3.20%

Network usage fee for local interconnection (TU-RL): (-10.47%) Network usage fee for long distance interconnection (TU-RIU): 3.20%

On June 26, 2003, through Acts No. 37166 and 37167, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), based on the criteria established in the local and domestic long-distance concession contracts, effective June 30, 2003 and for the former CETERP’s Region 33, July 3, 2003. The local basic plan had an average increase of 28.75%, including a productivity gain of 1%, while the net tariffs for the long-distance services basic plan had an average increase of 24.84%, including a productivity gain of 4%, as established in the concession contract. Net charges for other STFC services and products were increased by 30.05% on average, However, a preliminary court order annulled ANATEL’s resolutions and stipulated the IPC-A (Extended Consumer Price Index), of approximately 17%, in lieu of the IGP-DI (General Price Index - Internal Availability) for the calculation set forth in clauses 11.1 and 11.2 of the public telephone service concession contracts.

After the judgment of the injunction by the Superior Court of Justice and reestablishment of IGP-DI as the index to be used in the calculation, the approved percentages, according to ANATEL’s published acts, were applied to the tariff bases approved in June 2003, without retroactive effects, divided in two amounts, the first of which becoming effective September 1, 2004, On September 1, 2004, the following tariff adjustment percentages were applied:

Pulse: on average 3.22%;

Domestic Long-distance service: on average 5.22%;

Non-residential subscription and branch exchange: on average 7.75%; Residential subscription charges: 3.14%; Activation: on average14.14%.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

22.	Operating Revenue, Net (Continued)

The second amount was applied from November 1, 2004, with the following tariff adjustment percentages:

Pulse: on average 3.13%;

Domestic long-distance service: on average 4.97%;

Non-residential subscription and branch exchange: on average 7.20%; Residential subscription: 3.05%; Activation: on average 12.40%;

23.	Cost of Services Provided

		Company		Consolidated

		June 2005	June 2004	June 2005	June 2004

	Depreciation and amortization	(1,199,366)	(1,255,770)	(1,207,217)	(1,261,713)
	Personnel	(100,440)	(89,633)	(103,596)	(90,835)
	Materials	(26,227)	(18,419)	(26,538)	(18,572)
	Network interconnection	(1,737,199)	(1,719,432)	(1,743,480)	(1,719,432)
	Outside services	(558,535)	(421,111)	(574,138)	(426,526)
	Other	(128,890)	(97,460)	(133,140)	(97,513)

	Total	(3,750,657)	(3,601,825)	(3,788,109)	(3,614,591)

24.	Selling Expenses

		Company		Consolidated

		June 2005	June 2004	June 2005	June 2004

	Depreciation and amortization	(3,757)	(3,738)	(3,757)	(3,738)
	Personnel	(110,454)	(86,416)	(113,978)	(88,517)
	Materials	(32,024)	(26,190)	(32,090)	(26,275)
	Outside services	(441,625)	(387,544)	(474,678)	(426,909)
	Allowance for doubtful accounts	(188,627)	(218,971)	(192,257)	(221,198)
	Other	(21,996)	(19,050)	(22,060)	(19,274)

	Total	(798,483)	(741,909)	(838,820)	(785,911)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

25.	General and Administrative Expenses

		Company		Consolidated

		June 2005	June 2004	June 2005	June 2004

	Depreciation and amortization	(126,211)	(111,754)	(132,967)	(114,803)
	Personnel	(67,768)	(92,641)	(76,735)	(94,267)
	Materials	(5,125)	(5,512)	(5,324)	(5,552)
	Outside services	(187,555)	(252,419)	(195,182)	(250,476)
	Other	(17,642)	(11,998)	(18,291)	(12,431)

	Total	(404,301)	(474,324)	(428,499)	(477,529)

26.	Financial Expenses, Net

		Company		Consolidated

		June 2005	June 2004	June 2005	June 2004

	Financial income	308,281	285,059	312,073	285,817

	Income from temporary cash	25,034	29,726	28,468	31,118
	investments
	Gains on derivative transactions	38,073	194,004	38,073	194,004
	Interest	37,742	33,965	35,044	33,087
	Monetary/exchange variations	204,394	25,712	207,122	25,713
	Other	3,038	1,652	3,366	1,895

	Financial expenses	(890,215)	(775,299)	(898,836)	(777,797)

	Interest on shareholders´ equity	(359,000)	(295,800)	(359,000)	(295,800)
	Interest	(192,425)	(125,607)	(196,425)	(127,668)
	Losses on derivative transactions	(293,891)	(95,597)	(297,652)	(95,597)
	Expenses on financial transactions	(40,288)	(38,690)	(41,068)	(39,126)
	Monetary/exchange variations	(4,611)	(219,605)	(4,691)	(219,606)

	Total	(581,934)	(490,240)	(586,763)	(491,980)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

27.	Other Operating Expenses, Net

		Company		Consolidated

		June 2005	June 2004	June 2005	June 2004

	Income	205,985	179,102	207,436	179,812

	Technical and administrative services	18,488	27,207	17,089	25,682
	Income from supplies	27,257	9,326	27,257	9,332
	Dividends	10,350	5,915	12,806	7,917
	Fines on telecommunication services	55,993	49,851	55,993	49,851
	Recovered expenses	40,207	41,716	40,261	41,748
	Reversal of reserve for contingencies	10,705	9,309	10,714	9,309
	Reversal of provision for inventory adjustment	10,597	5,434	10,597	5,434
	Lease of shared infrastructure	25,329	23,621	25,329	23,621
	Other	7,059	6,723	7,390	6,918
	Expenses
	Write-offs and adjustments to realizable value of
	supplies	(276,181)	(298,968)	(278,441)	(298,639)
	Goodwill amortization – Ceterp and Santo
	Genovese	(4,797)	(9,738)	(4,799)	(9,739)
	Donations and sponsorships	(22,012)	(16,022)	(22,012)	(16,022)
	Taxes (except for income and social contribution
	taxes)	(2,609)	(7,411)	(2,640)	(7,414)
	Reserve for contingencies	(107,519)	(114,981)	(107,772)	(114,608)
	Commissions on voice and data communication
	services(a)	(52,797)	(48,571)	(52,839)	(48,589)
	Other	(50,871)	(50,208)	(50,905)	(50,208)
	Income	(35,576)	(52,037)	(37,474)	(52,059)

	Total	(70,196)	(119,866)	(71,005)	(118,827)

	(a) This balance refers mainly to commissions to Telefônica Empresas S.A.

28.	Non Operating Income, Net

		Company		Consolidated

		June 2005	June 2004	June 2005	June 2004

	Income	38,946	24,100	39,350	24,153

	Proceeds from sale of property, plant and
	equipment and investments	15,494	6,646	15,543	6,646
	Unidentified revenue	18,014	15,377	18,043	15,377
	Other	5,438	2,077	5,764	2,130

	Expenses	(10,225)	(7,045)	(10,242)	(7,051)

	Cost of sale of property, plant and equipment
	and investments	(10,206)	(7,026)	(10,223)	(7,032)
	Other	(19)	(19)	(19)	(19)

	Total	28,721	17,055	29,108	17,102

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

29. Income and Social Contribution Taxes

The Company recognizes income and social contribution taxes monthly on the accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income as of the date of the financial statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as deferred and recoverable taxes.

Reconciliation of tax expenses and standard rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in March 2005 and 2004 is shown in the table below:

	Company		Consolidated

	June 2005	June 2004	June 2005	June 2004

Income before taxes	1,225,264	974,896	1,217,759	968,479

Social contribution tax
Social contribution tax expense	(110,274)	(87,741)	(109,598)	(87,163)
Permanent differences:
Equity pick-up	(3,322)	(894)	(1,456)	281
Tax rate difference in transferred tax credit (i)	-	3,994	-	3,994
Nondeductible expenses, gifts, incentives and dividends
received	333	(1,288)	(224)	(1,344)

Social contribution tax expense in the statement of income	(113,263)	(85,929)	(111,278)	(84,232)

Income tax	(306,316)	(243,724)	(304,440)	(242,120)
Income tax expense
Permanent differences:
Equity pick-up	(9,229)	(2,483)	(4,045)	781
Nondeductible expenses, gifts, incentives and dividends
received	936	(2,196)	(604)	(2,343)

Other
Incentives (cultural, food and transportation)	1,161	374	1,161	374

Corporate income tax expense in the statement of income	(313,448)	(248,029)	(307,928)	(243,308)

Total (corporate income tax + social contribution tax)	(426,711)	(333,958)	(419,206)	(327,540)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

29.	Income and Social Contribution Taxes (Continued)

Reconciliation of tax expenses and standard rates (Continued)

For purposes of calculation of the tax credit arising from the merger, the income tax and social contribution tax rates used were 25% and 8%, respectively, in accordance with the legislation in effect at the date of the merger. As per changes introduced by Law No. 10637/02, beginning 2003, social contribution tax rate is 9%. The amortization of goodwill, net of reversal of accrual and the corresponding tax credit in the first quarter of 2004 increased the net income for the period, and consequently, generated a gain on mandatory minimum dividends.

The components of deferred tax assets and liabilities on temporary differences are shown in Notes 6 and 15, respectively.

30.	Related Party Transactions

The principal balances with related parties are as follows:

	Consolidated

	June 2005	March 2005

ASSETS
Current assets	314,636	529,740

Trade accounts receivable	237,293	443,804
Other recoverable amounts	7,007	10,609
Other assets	70,336	75,327

Long-term assets	9,503	9,064

Intercompany receivables	9,503	9,064

Total assets	324,139	538,804

LIABILITIES
Current liabilities	352,248	436,913

Trade accounts payable	301,232	393,202
Other
Consignments on behalf of third parties	817	993

Intercompany payables	50,199	42,718

Long-term liabilities	17,169	34,896

Intercompany payables	13,727	31,395
Other
Other liabilities	3,442	3,501

Total liabilities	369,417	471,809

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

30.	Related Party Transactions (Continued)

		Consolidated

		June 2005	June 2004

	STATEMENT OF INCOME
	Revenue	212,520	193,137

	Telecommunications services	193,012	171,950
	Financial income	593	-
	Other operating revenue	18,915	21,187

	Costs and expenses	(1,189,987)	(1,250,452)

	Cost of services provided	(927,649)	(959,120)
	Selling	(167,496)	(192,534)
	General and administrative	(50,934)	(50,827)
	Other operating expenses	(43,908)	(47,971)

Trade accounts receivable include receivables for telecommunications services, principally from Telerj Celular S.A., Celular CRT S.A., TeleBahia Celular S.A., Teleleste Celular S.A., Telefônica Empresas S.A., Atento Brasil S.A., Terra Networks Brasil S.A.,Global Telecom S.A., Tele Centro Oeste Celular Participações S.A. and subsidiaries, and Telesp Celular S.A., principally for long-distance services, with some amounts under negotiation for which a solution will be achieved in the short term, and also for international long-distance services, principally from Compañia de Telecomunicaciones de Chile Transmissiones Regionales S.A., Telefónica de Argentina S.A. and Telefônica de España S.A.

Other recoverable amounts in current assets refer principally to advances to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

Intercompany receivables in current and non current assets comprise credits from Telefônica Empresas S.A., Telefónica Internacional S.A., Telefônica S.A., Tele Sudeste Celular Participações S.A., Telefônica Publicidade e Informação Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Atento Brasil S.A., Telefônica Data do Brasil Ltda. and other group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Telerj Celular S.A., TeleBahia Celular S.A., Teleleste Celular S.A., Telefônica Empresas S.A., TIWS América, Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento Ltda., Global Telecom S.A., Celular CRT S.A., Telesp Celular S.A., and for international long-distance services Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A. e Telefónica de España S.A.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

30.	Related Party Transactions (Continued)

Intercompany payables in current and long-term liabilities are comprised mainly of consulting fees and management fee payable to Telefónica Internacional S.A., administrative services in the accounting, financial, human resources, equity, logistics and IT areas payable to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., and voice and data communication services payable to Telefônica Empresas S.A. Revenue from telecommunications services comprises mainly billings to Telesp Celular S.A., Telefônica Empresas S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Other operating revenues are mainly from network infrastructure leased to Telesp Celular S.A.

Cost of services provided refers mainly to expenses of interconnection services provided by Telesp Celular S.A., Tele-sudeste S.A., CRT Celular S.A., Teleleste Celular S.A., Tele Centro Oeste Celular Participações S.A. and their subsidiaries, call center management services provided by Atento Brasil S.A., traffic services (mobile terminal) provided by Telesp Celular S.A. and internet – IP Network traffic services provided by Telefônica Empresas S.A.

Selling expenses refer mainly to data transmission services provided by Telefônica Empresas S.A., marketing services by Atento Brasil S.A., Internet services by Terra Networks Brasil S.A. and commissions paid to cellular telephone operators, mainly to Telesp Celular S.A., Celular CRT S.A., Tele Centro Oeste Celular Participações S.A. and Tele Sudeste Celular Participações S.A.

General and administrative expenses refer to administrative services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and management fee payable to Telefónica Internacional S.A.

Other operating expenses refer to commissions on voice and data communication services provided by Telefônica Empresas S.A.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

31. Post Retirement Benefit Plans

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, the plans managed by Sistel were multiemployer benefit plans. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS Telesp Plan) and the continuation of participation in the multiemployer plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Secretariat for Pension Plans on January 13, 2000.

In December 2004, the entity Visão Prev Sociedade de Previdência Complementar was formed to manage the Visão and PBS Telesp plans, which were transferred from Sistel to new entity. The process of transfer was approved by the Secretariat for Pension Plans (currently Previc) through Official Letter No. 123, of October 7, 2004. The transfer of assets and liabilities of the plans was made on February 18, 2005.

The transfer of plans did not result in any charge to the plan participants, because the wording of the regulations and all rights of the participants were maintained. Sistel will continue to manage the PBS-A and PAMA plans, and Telesp will continue to sponsor these plans jointly with other Sistel’s sponsors.

Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan), which covers approximately 1% of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding method is the capitalization method and the sponsor’s contribution is 6.83% of payroll of employees covered by the plan, of which 5.33% is allocated to fund the PBS Telesp Plan and 1.5% to the PAMA Plan, In addition of this actuarially calculated contribution, the sponsor is making a contribution in Brazilian reais to amortize the past service cost, adjusted monthly based on accumulated INPC (national consumer price index), which amounted to R$ 126 (R$ 62 in the first quarter of 2005).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

31.	Post Retirement Benefit Plans (Continued)

For the other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan, established by Sistel in August 2000. The Visão Telesp Plan is funded by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for bearing all plan administrative and maintenance expenses, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The new Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new hires. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

In the period from January to June 2005, the Company made contributions to the PBS Telesp Plan in the amount of R$214 (R$141 in the same period in 2004) and to the Visão Telesp Plan in the amount of R$10,675 (R$ 9,239 in the same period in 2004). Assist individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 46% of its employees, Assist’s contributions to that plan totaled R$139 (R$99 in the same period in 2004).

The actuarial valuation of the plans was made in December 2004 based on the employees’ data as of September 2004 and the projected unit credit method was adopted. Actuarial gains or losses for each year were immediately recognized. The plans assets relate to November 30, 2004. For multiemployer plans (PAMA and PSB- A), the apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

The status of the plans as of June 30 and March 31, 2005, whose liabilities are recorded in the caption
“Other” (Note 20), is as follows:

Plan	June 2005	March 2005

PBS / CTB	26,259	25,996
PAMA	18,608	18,763

Total - Company	44,867	44,759
Visão Assist liability	105	96

Total consolidated	44,972	44,855

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

31.	Post Retirement Benefit Plans (Continued)

Shown below are expenses estimated for 2005 as per actuaries’ report:

	PBS /Visão		Visão –
	Telesp/CTB	PAMA	Assist

Current service cost	120	41	32
Interest cost	8,875	8,321	26
Expected return on plan assets	(7,718)	(8,979)	(22)
Employees’ contributions	(229)	-	-

Total expenses (reversals) for 2005	1,048	(617)	36

32. Insurance

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group, includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S,A,’s corporate program guidelines. In this context, Telecomunicações de São Paulo S,A – Telesp complies with the Brazilian legislation for contracting insurance coverage.

Type	Insurance Coverage

Operating risks (loss of profits)	US$7,262,620 thousand
Optional third-party liability - vehicles	R$1,000
ANATEL guarantee insurance	R$5,420

33. Financial Instruments

In compliance with the terms of CVM Instruction No. 235/95, the Company and its subsidiaries made a valuation of their assets and liabilities based on fair values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

33. Financial Instruments (Continued)

Carrying and fair values of financial instruments as of March 31, 2005 and June 30, 2005 are as follows:

	Consolidated

	June 2005		March 2005

	Carrying	Fair	Carrying	Fair
	value	value	value	value

Loans and financing	(2,565,077)	(2,585,346)	(2,538,606)	(2,554,733)
Derivatives	(346,164)	(260,811)	(230,737)	(137,284)
Cash and cash equivalents	541,152	541,152	743,971	743,971

	(2,370,089)	(2,305,005)	(2,025,372)	(1,948,046)

The Company has a direct interest of 0.69% and, through the subsidiary Aliança Atlântica, an indirect interest of 0.23% in Portugal Telecom (same percentage as of March 31, 2005), carried at cost. The investment, at market value, is based on the last quotation of June 2005 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 7.84 euros (9.04 euros in March 2005):

	Consolidated

	June 2005		March 2005

	Carrying	Fair	Carrying	Fair
	value	value	value	value

Portugal Telecom – direct
investment	75,362	178,364	75,362	250,071
Portugal Telecom – indirect
investment through Aliança
Atlântica	55,799	59,455	67,847	83,357

	131,161	237,819	143,209	333,428

The principal market risk factors that affect the Company’s business are detailed below:

a)	Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps) with financial institutions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

33.	Financial Instruments (Continued)

	a)	Exchange rate risk (Continued)

The Company’s indebtedness and the results of operations are significantly affected by the foreign exchange rate risk. As of June 30, 2005, 40.46% (39.83% on March 31, 2005) of the debt was denominated in foreign currency (U.S. dollar, Canadian dollar and yen); 99.96% (99.97% on March 31, 2005) of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). Gains or losses on these operations are recorded in income. As of June 30, 2005, these transactions generated a net loss of R$ 259,579 (consolidated). As of June 30, 2005, the Company has recorded a liability of R$ 346,164 to reflect the unrealized temporary loss.

The carrying value and fair value of the Company’s net excess (exposure) to the exchange rate risk as of June 30, 2005 and March 31, 2005 are as follows:

	Consolidated

	June 2005		March 2005

	Carrying	Fair	Carrying	Fair
	value	value	value	value

Liabilities
Loans and financing	1,037,777	1,042,657	1,011,246	1,010,062
Purchase commitments	53,775	53,775	56,634	56,634

Asset position on swaps	1,088,898	1,101,752	1,067,582	1,075,800

Net excess (exposure) (a)	(2,654)	5,320	(298)	9,104

The valuation method used to calculate the fair value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering expected settlement or realization of liabilities and assets, at market rates prevailing on the balance sheet date.

b)	Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

33.	Financial Instruments (Continued)

	b)	Interest rate risk (Continued)

As of June 30, 2005, the Company had R$ 1,037,777 (R$ 1,011,246 as of March 31, 2005) of loans and financing in foreign currency, of which R$544,639 (R$434,791 as of March 31, 2005) was at fixed interest rates and R$ 493,138 (R$ 576,455 as of March 31, 2005) was at variable interest rates (Libor). To hedge against the exchange risk on these foreign currency debts, the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI (inter bank deposit rate), in a way that the Company’s financial result is affected by the CDI. The balance of loans and financing also includes debentures issued in 2004 with interest based on the variation of the CDI of R$1,523,477 (R$ 1,522,535 on March 31, 2005), as described in Note 14. On the other hand, the Company invests its excess cash (temporary cash investments) of R$ 541,152 (R$ 743,971 as of March 31, 2005) mainly in short-term instruments, based on the CDI variation, which also reduces this risk. The carrying values of these instruments approximate fair values, since they may be redeemed in the short term.

The Company has a hedge against external variable interest rate risks on the financing obtained from JBIC - Japan Bank for International Cooperation. The Company continues monitoring market rates in order to evaluate the need to contract other derivatives to hedge against the volatility risk of external variable rates on the remaining balance.

Another risk to which the Company is exposed is the non-matching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily match increases in local interest rates which affect the Company’s debt.

	c)	Debt acceleration risk

As of June 30, 2005, the Company’s loan and financing agreements contain restrictive covenants, typically applicable to such agreements, relating to cash generation, indebtedness ratios and other. These restrictive covenants have been complied with by the Company and did not restrict the Company’s capacity to conduct its regular business.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP NOTES TO THE QUARTERLY INFORMATION (Continued) June 30, 2005 (In thousands of reais, unless otherwise stated)

33.	Financial Instruments (Continued)

	d)	Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer bill has been overdue for more than 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of June 30, 2005, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total trade accounts receivable.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among creditworthy financial institutions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE
June 30, 2005
(In millions of reais, unless otherwise stated)
(A free translation of the original issued in Portuguese)

			Variation

	June 2005	June 2004%		R$

Gross Operating Revenue	9,770.6	8,911.3	9.6	859.3
Net Operating Revenue	6,918.0	6,437.1	7.5	480.9
Cost of Services Rendered	(3,788.1)	(3,614.6)	4.8	(173.5)
Financial Expenses, net	(586.8)	(492.0)	19.3	(94.8)
Operating Expenses, net	(1,354.5)	(1,379.1)	(1.8)	24.6
Income from Operations	1,188.6	951.4	24.9	237.2
Net Income	1,157.6	936.7	23.6	220.9

1.	The net operating revenue for the six-month period ended June 30, 2005 amounted R$6,918.0. When compared to the revenue of R$ 6,437.1 registered in the same period of the prior year, there was an increase of R$480.9, or 7.5%, due to the tariff readjustment in 2004, to the launch of the “linha econômica” (economy line) campaign, the growth of the SPEEDY service, the long-distance service, the revenues from the facilities of the “linha inteligente” (intelligent line) (i.e. Detecta) and the revenues from the management of telecommunication services in commercial buildings, rendered by the Company’s subsidiaries Assist Telefônica and Atrium Telecom.

2.	The cost of services rendered grew R$173.5 or 4.8%, mainly due to the increase in costs of outsourcing, in light of the increase in operating services for productive plant, Internet IP network traffic, administrative technical services and interconnection charges basically due to the increase in the fixed-to-mobile network usage, transportation and fixed-to-fixed network usage. Additionally, there was an increase in the payroll expenses due to the salary readjustment of 6% in September 2004 and the Career Plan that benefited an average of 3,000 employees in the first quarter of 2005.

3.	The net financial expenses for the six-month period ended June 30, 2005 increased R$94.8 million when compared to same period of the prior year, excluding the interest on own capital expenses, there was an increase of R$31.6 million, mainly due to the growth in the local interest rates (Certificate for Interbank Deposits – CDI) from 7,57% in the first semester of 2004 to 8,93% in the first semester of 2005. The indebtedness and the results from operations are substantially exposed to the exchange rate variation risk.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE June 30, 2005 (In millions of reais, unless otherwise stated)

			Variation

Net Financial Result
YTD – R$	June 2005	June 2004%		R$

Results of financial operations	30.3	32.0	5.3	(1.7)
Results of hedge operations	(259.6)	98.4	363.8	(358.0)
CPMF (tax on financial	(39.5)	(38.1)	3.7	(1.4)
transactions)
Interest revenues	35.0	33.1	5.7	1.9
Interest expenses	(196.4)	(127.7)	53.8	(68.7)
Monetary/exchange rate variation	202.4	(193.9)	204.4	396.3
Interest on own capital	(359.0)	(295.8)	21.4	(63.2)

Net financial result	(586.8)	(492.0)	19.3	(94.8)

4.	The operational income increased 24.9% when compared to the same period in the prior year, mainly as a result of the revenues increase and the tight expenses control.

5.	Operating Data (*)

Evolution of the main operating data:

	Unit	June 2005	June 2004	Variation %

Installed lines and lines in process of installation
	Line	14,333,778	14,319,703	0.1
Fixed lines in service	Line	12,442,081	12,220,787	1.8
Local traffic
Pulses – registered	Thousand			(6.6)
	pulses	15,878,320	17,004,492
Pulses – exceeding	Thousand			(10.2)
	pulses	10,783,464	12,005,409
Public telephones	Sets	330,939	330,844	0.0

(*) Not reviewed by independent auditors.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE June 30, 2005 (In millions of reais, unless otherwise stated)

6. Expansion and investment project

The Company submitted for the consideration of the Board of Directors the capital budget for 2005, in the amount of R$1,717,757 thousand - consolidated, which was subsequently forwarded and approved by the Ordinary Shareholders’ Meeting on March 30, 2005. The funds will be provided by the operations.

In the first semester of 2005, the Company invested the consolidated amount of R$587,980 thousand and the new commitments for the capital expenditures for June 2005 are:

Year of expenditure	Total Commited	Total Forecasted

2005	863,914	956,240

6.1 Sales of Telephone Lines (*)

At the end of June 2005, the Company had a total of 12,442,081 lines in service, from which 75% are residential, 11% non-residential and 9% business customers, and the remaining ones are lines for the Company’s use and public telephones.

6.2 Public Telephones (*)

The Company has a Public Telephone plant of 330.939 units to meet the needs of the population of the State of São Paulo and to achieve the requirements established by the regulatory agency.

(*) Not reviewed by independent auditors.

7.	Anatel
7.1	Targets

The quality and universalization targets for Switched Fixed Telephone Services (STFC) are available at ANATEL’s website: www.anatel.gov.br.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE June 30, 2005 (In millions of reais, unless otherwise stated)

7.2 Domestic and International Long-distance Licenses

ANATEL recognized that the Company had achieved the universalization targets two years in advance, which allowed the Company to receive the licenses to provide STFC services for local, domestic and international long-distance throughout Brazil, thus expanding its bounds. Subsequently, ANATEL announced that the Company was authorized to provide STFC services throughout Brazil, for local and domestic long-distance in Regions I, II and Sector 33 of the Region III and international long-distance in all three regions. A legal injunction was granted by Embratel suspending the domestic long-distance calls originated in its concession areas to Regions I (Telemar) and II (Brasil Telecom); however, this legal injunction was later declared not valid by ANATEL, allowing the Company to provide services throughout Brazil.

In May 2003, the Company started to offer local call services in more than six states, in addition to São Paulo, its original concession area. Afterwards, the Company’s operations expanded to the cities of Duque de Caxias, Nova Iguaçu and São Gonçalo (in the state of Rio de Janeiro), Aracajú (Sergipe), Vitória (Espírito Santo), Porto Alegre (Rio Grande do Sul), Curitiba (Paraná) and Florianópolis (Santa Catarina).

The operation in these cities starts of the progressive achievement of the targets established by ANATEL, as a result of the concession that was granted to provide local services in regions outside the State of São Paulo, representing an advance in the accomplishment of universalization targets based on which the Company has become the first concessionaire to offer local telephony services outside its original concession area.

On July 6, 2003, the wireless operators implemented the carrier selection code – CSC on domestic (VP2 and VP3) and international long-distance calls, under the SMP rules. The Company began to account the revenues from these services, and pay wireless operators for usage of their networks.

8. iTelefônica

The Company, by means of its subsidiary Assist Telefônica, started to provide Internet access services in the State of São Paulo (the list of cities is available on the website www.itelefonica.com.br.

9. Alternative fixed telephony plans

On March 21, 2005, Telesp announced the “Linha Economia Família” (Family Economic Line). In this plan, the customer pays a monthly fee of R$ 18.91 (R$ 26.50 including tax – promotional) and habilitation of R$ 62.80 (R$ 88.01 including tax). Can make local calls (fixed-to-fixed) and gets 50 pulses including. Since the launch of this promotion, 350,000 terminals were installed in the State of São Paulo. Solution for customers with low budget, this product allows an expenditure control because the long-distance or fixed-to-mobile calls are made through a prepaid card. More than 82% of the customers, who acquired this line never were subscribed of a fixed line before.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE June 30, 2005 (In millions of reais, unless otherwise stated)

On May 12, 2005, Telefonica announced the “Plano Internet Ilimitada” (Unlimited Internet Access Plan). In this plan the customer pays a monthly fee of R$ 29.90 (promotional fee to residencial subscribers) and gets dial access to the web for unlimited time, any day and any time of the week. In this plan the user surf the web as long as he wants and achieve a simple and efficient way for expenditure control. Among other results, the monthly connection time increased 3.5 times.

The alternative fixed telephony plans yield the installed capacity of Telesp and attend segments that did not have economic options to telephony access. It reflects the commitment of Telesp to the universalization of telecommunication services in the State of São Paulo, higher than the regulatory targets, and to the socialization of the communication and information access.

10. Additional Information

For further details about the Company’s performance, consult the “Press Release” which is available at the website www.telefonica.com.br.

******************

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	October 27, 2005	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director